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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 14D-1/A
                             TENDER OFFER STATEMENT
       PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                               WALBRO CORPORATION
                            (NAME OF SUBJECT COMPANY)

                           TI AUTOMOTIVE SYSTEMS, INC.
                                  TI GROUP PLC
                                    (BIDDERS)

                     COMMON STOCK, PAR VALUE $.50 PER SHARE
                  (INCLUDING THE ASSOCIATED RIGHTS TO PURCHASE
                 SERIES A JUNIOR PARTICIPATING PREFERRED STOCK)
                         (TITLE OF CLASS OF SECURITIES)

                                    931154108
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 DAVID LILLYCROP
                          DIRECTOR AND GENERAL COUNSEL
                                  TI GROUP PLC
                                50 CURZON STREET
                                 LONDON W1Y 7PN
                               011-44-171-560-5700

            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                   COPIES TO:
                             JOHN EVANGELAKOS, ESQ.
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000






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         This Amendment No. 1 is filed to supplement and amend the information set forth in the Tender Offer Statement on Schedule 14D-1 filed by TI Group plc ("Parent") and TI Automotive Systems, Inc. (the "Purchaser") on May 4, 1999 (the "Schedule 14D-1"), with respect to shares of Common Stock, par value $.50 per share ("Shares"), of Walbro Corporation (the "Company"). Unless otherwise indicated, the capitalized terms used herein shall have the meanings specified in the Schedule 14D-1 including the Offer to Purchase filed as Exhibit (a)(1) thereto.

ITEM 2.  Identity and Background.

         Item 2 of the Schedule 14D-1 is hereby amended as follows:

         Section 2 of Schedule A to the Offer to Purchase is amended to read in its entirety as follows:

         2. Directors and Executive Officers of Purchaser. The following table sets forth the name, business address, citizenship, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and officer of Purchaser. Unless otherwise indicated, each such person is a citizen of the United Kingdom and the business address of each person is 50 Curzon Street, London W1Y 7PN, England.


NAME; BUSINESS OR RESIDENCE   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
ADDRESS                       MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
---------------------------   --------------------------------------------------

William J. Laule              Director and President of TI Automotive Systems,
  Citizen of U.S.A.           Inc. Member of the Board of Directors of TI Group
                              plc since 1995; Chief Executive of TI Group plc since January 1998; previously held Chief
                              Executive position at Bundy International from 1994 to 1998; President of Bundy North America from 1993 to 1994; Member, Chairman's Committee;
                              Director of National Association of Manufacturing
                              Ltd.

T. Allan Welsh                Director of TI Automotive Systems, Inc.; Member of
                              the Board of Directors of TI Group and Chief
                              Executive, Bundy, since 1999; Formerly a Director of T&N plc and former Chief Executive Officer of T&N Piston Products Group and T&N Bearings Group.








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NAME; BUSINESS OR RESIDENCE   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
ADDRESS                       MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
---------------------------   --------------------------------------------------

Guy Norris                    Vice President of TI Automotive Systems, Inc.
                              since 1999; Deputy Group Secretary of TI Group plc since 1998; Consultant of Foster, Baxter & Cookse from 1997 to 1998; Group Secretary of Lucas Varity plc from 1996 to 1997; Secretary, Group Lawyer of
                              Lucas Industries plc from 1994 to 1996.

Nicholas Moore                Treasurer of TI Automotive Systems, Inc. since
                              April 1999; Group Treasurer of TI Group plc since
                              1990.

Ralph Kessler                 Secretary of TI Automotive Systems, Inc. since
  Citizen of U.S.A.           April 1999; Director of TI Automotive Systems,
  375 Park Avenue             Inc. since May 1999; Senior Vice President of
  New York, NY                Legal Affairs of TI Group Inc. since January 1998;
  10152                       Vice President of Legal Affairs of TI Group Inc.
                              from June 1988 to December 1997; Secretary of TI
                              Group Inc. since June 1988.

James H.  Katzkoff            Director of TI Automotive Systems, Inc. since May
                              1999; President and Managing Director, TI Thermal
                              Technology Group from April 1990 to April 1992;
                              Marketing Director, John Crane International from
                              May 1992 to June 1993; Executive Vice President,
                              TI Group Inc. since June 1993.



ITEM 3.  Past Contacts, Transactions or Negotiations with the Subject Company.

         Item 3 of the Schedule 14D-1 is hereby amended as follows:

         The information set forth in Section 10 in the Offer to Purchase is amended to include, at the end of Section 10 on page 21, the following paragraph:

         On May 14, 1999, Parent issued the following press release:

HEADLINE:  TI Group Reaffirms $20 Per Share Offer for Walbro

DATELINE:  LONDON

BODY:
         May 14, 1999 - - TI Group noted today's announcement by Walbro Corporation which revised its first quarter earnings. TI Group's offer for Walbro Corporation was based on the





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overall benefits this acquisition brings to TI Group's existing automotive business. Therefore, TI Group reaffirms its $20/share all cash offer for Walbro Corporation.

CONTACT:  Warburg Dillon Read LLC
          Sunjit S. Chawla, 212/821-2875
          or
          Innisfree M&A Incorporated
          Alan M. Miller, 212/750-5831

ITEM 11.  Material to be filed as Exhibits.

         Item 11 is hereby amended and supplemented by adding the following exhibit:

(a)(9)   Press release, dated May 14, 1999.









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                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 18, 1999
                                                   TI GROUP PLC


                                                   By:  /s/ David Lillycrop
                                                      --------------------------
                                                      Name:   David Lillycrop
                                                      Title:  Director



                                                   TI AUTOMOTIVE SYSTEMS, INC.


                                                   By:  /s/ William J. Laule
                                                      --------------------------
                                                      Name:   William J. Laule
                                                      Title:  President






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                                  EXHIBIT INDEX


EXHIBIT                                                                   PAGE
NUMBER                             EXHIBIT NAME                          NUMBER
-------                            ------------                          ------

(a)(9)        Press Release, dated May 14, 1999








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